ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Neuberger Berman Management LLC		87164113B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	April 30, 2013 to April 30, 2014	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

NAME		EFFECTIVE DATE

Neuberger Berman Asia Limited		July 16, 2013

Neuberger Berman Europe Limited		September 25, 2013

o	Neuberger Berman Flexible Select Fund, a series of:	May 28, 2013
Neuberger Berman Alternative Funds

o	Neuberger Berman Greater China Fund, a series of:	July 16, 2013
Neuberger Berman Equity Funds

o	Neuberger Berman Emerging Markets Debt Fund, a series of:	July 19, 2013
Neuberger Berman Income Funds

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)

Exhibit B

AGREEMENT

Agreement made as of September 25, 2013, by and among certain open end funds (the "Trusts"), on behalf of each of their respective series (the "Series"), and certain closed end funds (the “Closed End Funds”) (the Trusts and the Closed-End Funds collectively, the "NB Funds") managed by Neuberger Berman Management LLC (“NBM”), each listed on Appendix A, as amended from time to time; NBM, the investment adviser, investment manager, administrator and/or distributor of the NB Funds; Neuberger Berman LLC (“NBLLC”), a sub-adviser of certain of the NB Funds; Neuberger Berman Alternative Investment Management LLC (“NBAIM”), a sub-adviser of certain of the NB Funds; Neuberger Berman Asia Limited (“NBAL”), a sub-adviser of certain of the NB Funds; Neuberger Berman Europe Limited (“NBEL”), a sub-adviser of certain of the NB Funds; and Neuberger Berman Fixed Income LLC (“NBFI”), a sub-adviser of certain of the NB Funds; all of which are named insureds on a certain joint fidelity bond underwritten by ICI Mutual Insurance Company covering certain acts relating to the NB Funds (the "Joint Fidelity Bond"):

WHEREAS, each NB Fund has registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a management investment company; and

WHEREAS, Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds; and

WHEREAS, the NB Funds, NBM, NBLLC, NBAIM, NBAL, NBEL and NBFI each will benefit from its participation in the Joint Fidelity Bond in compliance with this Rule:

NOW, THEREFORE, it is agreed as follows:

1.           In the event any recovery is received under the Joint Fidelity Bond as a result of a loss sustained by any NB Fund and by one or more other named insureds, then the NB Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that its claim bears to the total amount claimed by all participants, but at least equal to the amount that such NB Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

2.           This Agreement is made by each Trust, on behalf of its respective Series, pursuant to authority granted by its Trustees, and by each Closed End Fund pursuant to authority granted by its Directors, and the obligations created hereby are not binding upon any of the Trustees of a Trust or any of the Directors of a Closed End Fund or any of the holders of beneficial interests of a Series or a Closed End Fund individually, but are binding only upon the property of that Series or Closed End Fund and no other.

3.           This Agreement may be executed in multiple counterparts.

Signed on behalf of the following entities:

Exhibit B

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
NEUBERGER BERMAN ALTERNATIVE FUNDS
NEUBERGER BERMAN INCOME FUNDS
NEUBERGER BERMAN EQUITY FUNDS
NEUBERGER BERMAN INTERMEDIATE MUNICIPAL FUND INC.
NEUBERGER BERMAN CALIFORNIA INTERMEDIATE MUNICIPAL FUND INC.
NEUBERGER BERMAN NEW YORK INTERMEDIATE MUNICIPAL FUND INC.
NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
NEUBERGER BERMAN MLP INCOME FUND INC.
NEUBERGER BERMAN LLC
NEUBERGER BERMAN MANAGEMENT LLC
NEUBERGER BERMAN ALTERNATIVE INVESTMENT MANAGEMENT LLC
NEUBERGER BERMAN ASIA LIMITED
NEUBERGER BERMAN EUROPE LIMITED
NEUBERGER BERMAN FIXED INCOME LLC

By: /s/ Robert Conti

Exhibit B

APPENDIX A
The Series of each Trust and the Closed End Funds managed by Neuberger Berman Management
LLC currently subject to this Agreement are as follows:

SERIES OF TRUSTS MANAGED BY NEUBERGER BERMAN MANAGEMENT LLC:

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

Balanced Portfolio
Growth Portfolio
Guardian Portfolio
International Equity Portfolio
Large Cap Value Portfolio
Mid Cap Growth Portfolio
Mid Cap Intrinsic Value Portfolio
Short Duration Bond Portfolio
Small Cap Growth Portfolio
Socially Responsive Portfolio

NEUBERGER BERMAN ALTERNATIVE FUNDS

Neuberger Berman Absolute Return Multi-Manager Fund
Neuberger Berman Dynamic Real Return Fund
Neuberger Berman Flexible Select Fund
Neuberger Berman Global Allocation Fund
Neuberger Berman Long Short Fund
Neuberger Berman Risk Balanced Commodity Strategy Fund

NEUBERGER BERMAN EQUITY FUNDS

Neuberger Berman Emerging Markets Equity Fund
Neuberger Berman Equity Income Fund
Neuberger Berman Focus Fund
Neuberger Berman Genesis Fund
Neuberger Berman Global Equity Fund
Neuberger Berman Global Thematic Opportunities Fund
Neuberger Berman Greater China Equity Fund
Neuberger Berman Guardian Fund
Neuberger Berman International Equity Fund
Neuberger Berman International Large Cap Fund
Neuberger Berman Intrinsic Value Fund
Neuberger Berman Large Cap Disciplined Growth Fund
Neuberger Berman Large Cap Value Fund
Neuberger Berman Mid Cap Growth Fund
Neuberger Berman Mid Cap Intrinsic Value Fund
Neuberger Berman Multi-Cap Opportunities Fund
Neuberger Berman Real Estate Fund

Exhibit B

Neuberger Berman Select Equities Fund
Neuberger Berman Small Cap Growth Fund
Neuberger Berman Socially Responsive Fund
Neuberger Berman Value Fund

NEUBERGER BERMAN INCOME FUNDS

Neuberger Berman Core Bond Fund
Neuberger Berman Emerging Markets Income Fund
Neuberger Berman Floating Rate Income Fund
Neuberger Berman High Income Bond Fund
Neuberger Berman Municipal Intermediate Bond Fund
Neuberger Berman New York Municipal Income Fund
Neuberger Berman Short Duration Bond Fund
Neuberger Berman Short Duration High Income Fund
Neuberger Berman Strategic Income Fund

CLOSED END FUNDS MANAGED BY NEUBERGER BERMAN MANAGEMENT LLC:

Neuberger Berman Intermediate Municipal Fund Inc.
Neuberger Berman California Intermediate Municipal Fund Inc.
Neuberger Berman New York Intermediate Municipal Fund Inc.
Neuberger Berman Real Estate Securities Income Fund Inc.
Neuberger Berman High Yield Strategies Fund Inc.
Neuberger Berman MLP Income Fund Inc.

Amended as of September 25, 2013